Invitation to the Extraordinary General Meeting
of
WISeKey International Holding Ltd

Thursday, April 27, 2023, 2 p.m. Swiss time

SIX ConventionPoint
Pfingstweidstrasse 110, 8005 Zurich, Switzerland

Admittance: 1:30 p.m. Swiss time

Agenda Items

The Board of Directors (the Board) of WISeKey International Holding Ltd (the Company) submits the following agenda items and proposals for resolution and approval by the Company's shareholders at the Company's Extraordinary General Meeting (the EGM) to be held on April 27, 2023, 2 p.m. Swiss time, at the SIX ConventionPoint, Pfingstweidstrasse 110, 8005 Zurich, Switzerland:

1.	Distribution of an Extraordinary Dividend in Kind in the Form of Shares in SEALSQ

Proposal of the Board: The Board proposes, subject to the satisfaction or waiver (where permissible) of the conditions set forth below, the distribution to shareholders of the Company, including holders of American Depositary Shares (ADSs), of 20% of the outstanding ordinary shares, par value USD 0.01 each (the SEALSQ Ordinary Shares), in SEALSQ Corp (SEALSQ), a company organized and formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company, to be made in the form of a special dividend in kind (the Special Dividend) out of the Company's capital contribution reserves booked in its statutory standalone financial statements as of December 31, 2021, based on a distribution ratio of (i) 0.002131728 SEALSQ Ordinary Share for each of the Company's registered share with a par value of CHF 0.01 each (the Class A Shares), (ii) 0.010658642 SEALSQ Ordinary Share for each of the Company's registered share with a par value of CHF 0.05 each (the Class B Shares), and (iii) 0.10658642 SEALSQ Ordinary Shares for each ADS, representing 10 Class B Shares each, each as outstanding as of the record date for the Special Dividend.

To the extent the Company issues or retires any additional Company shares prior to the applicable record date, the number of SEALSQ Ordinary Shares to be distributed to holders of Class B Shares, ADSs and Class A Shares will be adjusted proportionately using the following formulae with the Company's share numbers being those as at the appropriate record date, adjusted to remove any treasury shares held by the Company from the Class B Share numbers:

▪	The formula to calculate the number of SEALSQ Ordinary Shares received for every 1 Class B Share is as follows:

▪	The formula to calculate the number of SEALSQ Ordinary Shares received for every 1 ADS is as follows:

▪	The formula to calculate the number of SEALSQ Ordinary Shares received for every 1 Class A Share is as follows:

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In lieu of fractional SEALSQ Ordinary Shares, shareholders and ADS holders will receive a cash payment consisting of the net cash proceeds from the sale of the fractional entitlements in the open market. No dividend in kind will be declared on treasury shares held by the Company.

The declaration and distribution of the Special Dividend shall be subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)	The EGM shall have approved agenda item 2 (in addition to agenda item 1);

(b)	The U.S. Securities and Exchange Commission (the SEC) shall have declared effective SEALSQ's Registration Statement on Form F-1 (the Form F-1), including the prospectus contained therein, under the Securities Act of 1933, as amended (the Exchange Act) and no stop order suspending the effectiveness of the Form F-1 shall be in effect;

(c)	The SEALSQ Ordinary Shares shall have been accepted for listing on the Nasdaq Stock Market LLC (Nasdaq), subject to official notice of issuance;

(d)	The ruling obtained from the Swiss Federal Tax Administration regarding the Swiss withholding tax consequences of the Special Dividend substantially to the effect that the distribution of the Special Dividend, including cash received in lieu of fractional shares of SEALSQ Ordinary Shares, is considered a distribution out of qualifying capital contribution reserves, shall be in full force and effect at the time of the distribution of the Special Dividend;

(e)	The Company shall have finalized the procedures, and entered into the applicable agreements with the distribution agent, for the distribution of the SEALSQ Ordinary Shares to its shareholders;

(f)	All permits, registrations and consents required under Swiss securities laws and the U.S. securities or blue sky laws in connection with the distribution of the Special Dividend and all other material governmental approvals and other consents necessary to consummate the distribution of the Special Dividend shall have been received;

(g)	No order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution of the Special Dividend shall be in effect, and no other event outside the control of the Company shall have occurred or failed to occur that prevents the consummation of the distribution of the Special Dividend; and

(h)	No other events or developments shall have occurred prior to the date on which the distribution of the Special Dividend is to be effected that, in the reasonable judgment of the Board, would result in the distribution of the Special Dividend having a material adverse effect (including, but not limited to, material adverse tax consequences or risks) on the Company or its shareholders (as a class), including on the prospects of SEALSQ and the prospective holders of its shares.

The Board shall (i) determine whether these conditions precedent are satisfied and, to the extent legally permissible, have authority to waive any conditions precedent if such waiver is, in the judgment of the Board, in the best interest of the Company and its shareholders (as a class); and (ii) set the record and settlement dates of the Special Dividend, which shall occur as soon as practicable following the satisfaction (or waiver) of these conditions precedent.

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Explanation: Please refer to (i) the shareholder information brochure (the Information Brochure) and (ii) the U.S. registration statement on Form F-1, including the prospectus contained therein, filed with the SEC relating to a proposed direct listing of the SEALSQ Ordinary Shares (the Registration Statement) for an explanation of the Special Dividend and its background. The Information Brochure and the Registration Statement are available on our website at https://www.wisekey.com/company/investors/. Hard copies of these documents will be made available upon request free of charge. Please contact our Corporate Secretary at +41 (22) 594 3000 or at lcati@equityny.com. The Information Brochure and the Registration Statement also include information regarding back-up withholding of U.S. taxes on the distribution of SEALSQ Ordinary Shares and the Form W-8 or Form W-9 that will need to be duly completed and signed by holders of Class B Shares prior to the distribution date (the Forms). Record date holders of Class B Shares will receive login details (account number and password) per mail, allowing them to submit the Forms through an online portal, which will be available on the following websites: www.ComputershareCAS.com/Wisekey or https://wisekey.computersharecas.com. If you have questions related to the Forms, please contact Computershare at +1 (781)-575-2879 or, outside the U.S., U.S. Territories and Canada, at +1 (781) 575-2725.

The Special Dividend will be distributed on the basis of the Company's statutory standalone financial statements as of and for the period ended on December 31, 2021 (the 2021 Statutory Financial Statements). The Company's statutory auditor, BDO SA, has confirmed to the Company in its report dated March 17, 2023, that the Special Dividend distribution on the basis of the 2021 Statutory Financial Statements continues to comply with Swiss law and the Company's articles of association. Representatives of our statutory auditor, BDO SA, will be present at the EGM.

Recommendation: The Board of Directors recommends you vote "FOR" this proposal number 1.

2.	Release of Capital Contribution Reserves to Other General Reserves in an Amount Equal to the Difference Between the Market Value and the Book Value of the Special Dividend

Proposal of the Board: The Board of Directors proposes to release capital contribution reserves as shown in the 2021 Statutory Financial Statements to other general reserves from capital contribution in an amount equal to the difference between the market value and the book value of the Special Dividend. As explained under agenda item number 1, the Special Dividend will be distributed out of the Company's capital contribution reserves booked in the 2021 Statutory Financial Statements, corresponding to CHF 1,787,096. As the book value of the Company's investment in SEALSQ is lower than the market value of the SEALSQ Ordinary Shares being distributed to shareholders, it is necessary, in order for the Special Dividend not to become subject to Swiss federal withholding tax of 35%, that capital contribution reserves be released to other general reserves from capital contribution (distributions out of which are not exempt from Swiss federal withholding tax) in an amount equal to the market value of the SEALSQ Ordinary Shares (after deduction of the book value of the Company's investment in SEALSQ). The market value of the SEALSQ Ordinary Shares will be determined based on the first day of trading on the Nasdaq.

The Company's statutory auditor, BDO SA, has confirmed to the Company that the release of capital contribution reserves as shown in the 2021 Statutory Financial Statements to other general reserves from capital contribution in an amount equal to the difference between the market value and the book value of the Special Dividend is in accordance with Swiss law and the Company's articles of association. Representatives of our statutory auditor, BDO SA, will be present at the EGM.

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Explanation: Please refer to the Information Brochure and the Registration Statement for an explanation of this agenda item no. 2, which are available on our website at https://www.wisekey.com/company/investors/. Hard copies of these documents will be made available upon request free of charge. Please contact our Corporate Secretary at +41 (22) 594 3000 or at lcati@equityny.com.

Recommendation: The Board of Directors recommends you vote "FOR" this proposal number 2."

3.	Amendment to the Articles of Association

Proposal of the Board: The Board of Directors proposes to introduce a new article 11a to the Company's articles of association as set forth in Annex A to this invitation regarding general meetings held abroad and hybrid and virtual general meetings.

Explanation: The new corporate law provides that companies may hold their general meetings at different locations, in Switzerland or abroad. It also introduced the possibility to hold general meetings in the form of "hybrid" meetings (i.e., shareholders who are not attending the meeting in person can participate at the meeting by electronic means and exercise their rights in this form) or in the form of meetings held virtually only (i.e., meetings held solely by electronic means, without any physical venue). To hold meetings in these forms, the new corporate law requires that shareholders' rights be preserved.

As the Board of Directors intends to hold hybrid and "virtual only" meetings from time to time, the Board of Directors proposes to introduce a new article 11a to the Company's articles of association, which includes the relevant authorizations for the Board of Directors. When holding hybrid or virtual meetings, the Board of Directors will ensure that shareholders are able to exercise their rights as if personally attending the meeting.

Recommendation: The Board of Directors recommends you vote "FOR" this proposal number 3.

___________________________

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Organizational Information

Right to Participate and Vote | Admission Cards

After returning the enclosed registration and authorization form (the Registration and Authorization Form), shareholders will receive an admission card and voting material. The completed Registration and Authorization Form must be received by the Company no later than on April 24, 2023.

Shareholders recorded in the Company’s share register with voting rights as at April 20, 2023 will be entitled to participate in, and vote at, the EGM. No registrations and de-registrations of registered shares will be made in the share register from the close of business of April 20, 2023 to the opening of business on the day following the EGM.

Appointment of Proxy & Independent Proxy

A shareholder recorded in the Company’s share register with voting rights as at April 20, 2023 and therefore entitled to participate in, and vote at, the EGM may give written proxy for the EGM to a third party (who need not be a shareholder). Proxy holders will only be admitted to the EGM upon presentation of a valid admission card, a duly executed proxy and proper identification.

At the 2022 Annual General Meeting, the law firm Anwaltskanzlei Keller AG (the legal successor to Anwaltskanzlei Keller KLG elected at the 2022 Annual General Meeting), Splügenstrasse 8, CH-8002 Zurich, Switzerland, has been elected as Independent Proxy for a term expiring upon completion of the 2023 Annual General Meeting. Shareholders who choose to authorize the Independent Proxy to exercise their voting rights at the EGM may instruct the Independent Proxy by post as indicated further below or electronically. Electronic voting instructions may be given by accessing the website https://www.gvote.ch and then following the guidance being displayed on the computer screen. The personal access data required for registration can be found on the Registration and Authorization Form. Instructions can be given electronically to the Independent Proxy until April 24, 2023, 11:59 p.m. CET.

Instructions to the Independent Proxy

Shares of holders who have voted electronically or timely submitted a properly executed Registration and Authorization Form by post and specifically indicated their votes will be voted by the Independent Proxy as indicated. Holders of shares who have voted electronically or timely submitted a properly executed Registration and Authorization Form by post but have not specifically indicated their votes, instruct the Independent Proxy to vote in accordance with the recommendations of the Board of Directors with regard to the items listed in the notice of meeting.

If any modifications to agenda items or proposals identified in this invitation or other matters on which voting is permissible under Swiss law are properly presented at the EGM for consideration, you instruct the Independent Proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Board of Directors. As of the date of this publication, the Board of Directors is not aware of any such modifications or other matters proposed to come before the EGM.

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The completed Registration and Authorization Forms may be sent by post to:

Computershare Switzerland Ltd
WISeKey International Holding Ltd
Postfach
4601 Olten
Switzerland

We urge you to return your Registration and Authorization Form or to submit instructions to the Independent Proxy electronically as soon as possible. All Registration and Authorizations Forms submitted by post must be received no later than on Monday, April 24, 2023. Please do not mail the Registration and Authorization Form if you choose to give your instructions to the Independent Proxy electronically.

Availability of the Information Brochure, the Registration Statement and WISeKey's 2021 Audited Statutory and Consolidated Financial Statements

The Information Brochure and the Registration Statement referred to in this Invitation to the EGM may be accessed on the Company’s website at https://www.wisekey.com/company/investors/. Hard copies of these documents will be made available upon request free of charge. Please contact our Corporate Secretary at +41 (22) 594 3000 or at lcati@equityny.com.

Transport to and from the venue

Shareholders are recommended to use public transport to reach the venue.

Zug, April 4, 2023

WISeKey International Holding Ltd

For the Board of Directors
The Chairman
Carlos Moreira

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Annex A

Article 11a of the Articles of Association | Venue

Artikel 11a Tagungsort	Article 11a Venue
1 Der Verwaltungsrat bestimmt den Tagungsort der Generalversammlung, welche in der Schweiz oder im Ausland durchgeführt werden kann.	1 The Board of Directors shall determine the venue of the General Meeting of Shareholders, which may be held in Switzerland or abroad.

2 Der Verwaltungsrat kann bestimmen, dass die Generalversammlung an verschiedenen Orten gleichzeitig durchgeführt wird, sofern die Voten der Teilnehmer unmittelbar in Bild und Ton an sämtliche Tagungsorte übertragen werden, und dass die Aktionäre, die nicht am Tagungsort (oder den Tagungsorten) der Generalversammlung anwesend sind, ihre Rechte auf elektronischem Weg ausüben können.	2 The Board of Directors can determine that the General Meeting of Shareholders be held simultaneously at different locations, provided that the contributions of the participants are transmitted directly in video and audio to all venues and/or that shareholders who are not present at the venue(s) of the General Meeting of Shareholders may exercise their rights by electronic means.

3 Alternativ kann der Verwaltungsrat vorsehen, dass die Generalversammlung auf elektronischem Weg ohne Tagungsort durchgeführt wird.	3 Alternatively, the Board of Directors may also provide that the General Meeting of Shareholders will be held by electronic means without a venue.

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